Exhibit 4(vi)

MEMBERS Life Insurance Company
2000 Heritage Way, Waverly, Iowa 50677
Phone: 800.798.5500
http://www.trustage.com

INTEREST ADJUSTMENT WAIVER ENDORSEMENT

This Endorsement is made part of your contract, and it is effective upon the Contract Issue Date. For purposes of this Endorsement, certain provisions of your contract are amended as described below. Should the terms of your contract conflict with the terms of this Endorsement, the provisions of this Endorsement will prevail. The benefit provided pursuant the terms of this Endorsement is an “Interest Adjustment Waiver.” There is no charge for the Interest Adjustment Waiver.

DEFINITIONS

The Annual Free Withdrawal Amount definition in your contract is amended as follows:

Annual Free Withdrawal Amount: The amount that can be withdrawn each Contract Year without incurring a Surrender Charge or Interest Adjustment. See Surrender Value and Withdrawals section.

INTEREST ADJUSTMENT WAIVER

We will waive the Interest Adjustment on the Annual Free Withdrawal Amount.

The section of the contract entitled Surrender Value and Withdrawals is amended as follows:

Annual Free Withdrawal Amount. The Annual Free Withdrawal Amount is the amount that can be withdrawn without incurring a Surrender Charge or Interest Adjustment in a Contract Year. The Annual Free Withdrawal Amount in the first Contract Year is 10% of the Purchase Payment less any withdrawal taken in that Contract Year. The Annual Free Withdrawal Amount in subsequent Contract Years is equal to 10% of the Contract Value as of the last Contract Anniversary less any withdrawals taken in the current Contract Year. Any unused Annual Free Withdrawal Amount will not carry over to the next Contract Year.

Signed for MEMBERS Life Insurance Company.

President

2022-IAWEND	1